SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant’s name into English)
Shibuya Hikarie, 27th Floor
21-1 Shibuya 2-chome
Shibuya-ku, Tokyo 150-8510, Japan
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F    X           Form 40-F ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
LINE Corporation
(Registrant)

Date: February 23, 2017	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

February 23, 2017
Company: LINE Corporation
Representative: Takeshi Idezawa, CEO
Stock Code: 3938 (First section of the Tokyo Stock Exchange)

Notice Regarding the Introduction of the Employee Stock Ownership Plan

LINE Corporation (Headquarters: Shibuya-ku, Tokyo, Japan; President & CEO: Takeshi Idezawa; hereinafter “the Company”) announces that it passed a resolution during its board meeting held on February 23, 2017 to introduce an Employee Stock Ownership Plan (J-ESOP; hereinafter called the “Plan”), an incentive plan to provide employees (employees of the Company and those of its subsidiaries; the same definition applies throughout this Notice) with their own shares and/ or cash for the purpose of bolstering employee morale and motivation towards improved company performance and stock price by enhancing the interrelationship among stock price, company performance and employee compensation and by sharing economic benefits of improved company performance with shareholders.

1.	Background to introduction
The Company has conducted reviews of employee stock ownership plans, which are becoming more common in Japan as a form of employee incentives for building employee loyalty and boosting motivation towards increasing stock value. The Company has decided to introduce the Plan as a way to reflect stock value in employee compensation.

2.	Overview of the Plan
This Plan allows employees who meet certain criteria to receive the Company's stock and/ or cash in accordance with the Regulation of Stock Compensations pre-established by the Company.

Employees will be granted points that reflect their personal levels of contribution to the Company and will be granted company stock and/or cash corresponding to their total number of points when they acquire beneficiary rights (the right to receive stock) by fulfilling conditions specified in the Regulation of Stock Compensations. Shares and cash to be distributed to employees, including shares to be granted in the future, will be purchased with funds placed in trust in advance and managed separately as trust assets.

The introduction of the Plan is expected to raise employees’ interest in the Company’s stock value and business performance and motivate them further in their business activities. The date of trust establishment, trust value and further details of the Plan will be announced as soon as they are finalized.

Framework of Plan

a)	When enacting the Plan, the Company will establish Regulation of Stock Compensations.

b)
The Company places funds in a trust (third party trust) through Mizuho Trust (hereinafter “the Trust Bank”) for the advance purchase of stock to be distributed to employees in the future, in accordance with the Regulation of Stock Compensations.

c)	The Trust Bank purchases the Company’s stock with the entrusted funds.

d)	The Company grants points to each employee in accordance with the Regulation of Stock Compensations.

e)	The Trust Bank exercises voting rights in accordance with instructions received from the trust administrator.

f)	After acquiring beneficiary rights, an employee receives the Company’s shares and/or cash that correspond to his or her accumulated points from the Trust Bank.